Exhibit 99.3

AMENDMENT NO. 1 TO AMENDED
AND RESTATED DECLARATION OF TRUST

WHEREAS:

A.            Central GoldTrust (the “Trust”) was established as a passive, self-governing, single purpose, closed-end trust under the laws of the Province of Ontario on April 28, 2003 by a Declaration of Trust, as amended and restated on April 24, 2008 (the “Amended and Restated Declaration of Trust”);

B.            Pursuant to Section 10.1 of the Amended and Restated Declaration of Trust, the Trustees are entitled to amend the Amended and Restated Declaration of Trust upon the approval of the Unitholders by Special Resolution;

C.            Pursuant to Section 11.12, a resolution in writing executed by Unitholders shall be valid and binding for all purposes of the Amended and Restated Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights in favour of such resolution at a meeting of Unitholders duly called for the purpose; and

D.            On January 15, 2016, Unitholders approved by Special Resolution in writing certain amendments to the Amended and Restated Declaration of Trust that are required to give effect to a merger with Sprott Physical Gold Trust, being the “Merger Transaction”, as defined and described in the offer to purchase all of the issued and outstanding Units by Sprott Asset Management Gold Bid LP to Unitholders and the accompanying circular dated May 27, 2015, as amended and varied by the Notice of Extension and Variation dated as of June 22, 2015, the Notice of Extension and Variation dated as of July 7, 2015, the Notice of Extension and Variation dated as of August 4, 2015, the Notice of Change dated as of August 18, 2015, the Notice of Change dated as of August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated October 9, 2015, the Notice of Extension and Variation dated October 30, 2015, the Notice of Extension dated as of November 2, 2015, the Notice of Variation dated as of November 4, 2015, the Notice of Extension and Change dated as of November 20, 2015 and the Notice of Variation and Change dated as of December 17, 2015 (collectively, the “Sprott Offer”).

NOW THEREFORE, the Trustees and, on behalf of the Unitholders, Sprott Asset Management Gold Bid LP hereby amend the Amended and Restated Declaration of Trust as follows:

ARTICLE 1

THE AMENDMENTS

1.1                               Amendments

The provisions of the Amended and Restated Declaration of Trust are amended as follows:

(a)         The Amended and Restated Declaration of Trust is amended by adding to Section 1.1 the following defined terms, in alphabetical order:

“Effective Time” has the meaning specified in Section 19.1(1);

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Law” means, with respect to any Person, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Merger” has the meaning specified in the Sprott Offer;

“Merger Depositary” means Kingsdale Shareholder Services LP., at its offices at 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, Canada M5X 1E2;

“Merger Electing Unitholder” means a “Merger Electing GTU Unitholder” as such term is defined in the Sprott Offer;

“NAV to NAV Exchange Ratio” has the meaning specified in the Sprott Offer;

“Offeror” means Sprott Asset Management Gold Bid LP;

“Payment Units” has the meaning specified in Section 19.1(1);

“PHYS Units” means the trust units of Sprott Physical Gold Trust;

“Redemption Letter of Transmittal” means the letter of transmittal sent (or to be sent) to holders of Units in connection with the Merger in a form determined by the Offeror in its sole discretion, but for greater certainty is not the Sprott Offer Letter of Transmittal;

“Retained Unit” means a single Unit that has been taken up and paid for by the Offeror pursuant to the Offer, which shall remain outstanding and held by the Offeror notwithstanding the contemplated redemption of all Units following the Transfer in accordance with Section 19.1;

“Sprott Offer” means the offer to purchase all of the issued and outstanding Units by the Offeror to Unitholders and the accompanying circular dated May 27, 2015, as amended and varied by the Notice of Extension and Variation dated as of June 22, 2015, the Notice of Extension and Variation dated as of July 7, 2015, the Notice of Extension and Variation dated as of August 4, 2015, the Notice of Change dated as of August 18, 2015, the Notice of Change dated as of August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated as of October 9, 2015, the Notice of Extension and Variation dated October 30, 2015, the Notice of Extension dated as of November 2, 2015, the Notice of Variation dated as of November 4, 2015, the Notice of Extension and Change dated as of November 20, 2015 and the Notice of Variation and Change dated as of December 17, 2015;

“Sprott Offer Letter of Transmittal” means the “Letter of Transmittal” as such term is defined in the Sprott Offer;

“Sprott Offer Special Resolutions” has the meaning specified in the Sprott Offer;

“Transfer” means, pursuant to the Merger, the transfer of the property, assets and undertakings of the Trust of whatsoever nature or kind, present and future, and wheresoever located, including any and all holdings of gold bullion, physical, certificated or otherwise (but excluding the Administration Agreement) to Sprott Physical Gold Trust, in exchange for the (i) assumption by Sprott Physical Gold Trust of all of the liabilities and obligation of the Trust (but excluding the Administration Agreement) and (ii) issuance to the Trust by Sprott Physical Gold Trust that number of PHYS Units having an aggregate net asset value equal to the aggregate net asset value of the number of Units to be calculated on the basis of the NAV to NAV Exchange Ratio;

(b)         The Amended and Restated Declaration of Trust is amended by adding to the following new Article 19:

“ARTICLE 19

MERGER WITH SPROTT PHYSICAL GOLD TRUST

Section 19.1         Merger with Sprott Physical Gold Trust

(1)         Concurrently with the execution of this Amendment No. 1, the Trust has entered into a merger agreement with Sprott Physical Gold Trust in connection with the Sprott Offer and the Merger. Immediately following the completion of the Transfer (such time being, the “Effective Time”), all of the Units (other than the Retained Unit) shall be immediately and automatically redeemed and the Trustees, on behalf of the Trust and in accordance with Section 19.2, shall distribute to (former) Unitholders, on a pro rata basis, all of the PHYS Units (which other than the Administration Agreement, shall comprise all of the assets of the Trust at such time) received by the Trust pursuant to the Transfer (the “Payment Units”) and all accrued distributions on those Units automatically redeemed.

(2)         Notwithstanding any other provision hereof:

(a)         the Trustees (including, with or without the Administrator’s nominee(s)) and/or the Offeror shall have the power to take such acts as are determined by the Offeror to be necessary or appropriate to give effect to the Sprott Offer Special Resolutions and the Merger and to execute such instruments as may be necessary and desirable to do so, and in this respect the Offeror and each officer or director of Sprott Asset Management Gold Bid LP are irrevocably approved, constituted, appointed and authorized as the true and lawful agents, attorneys and attorneys-in-fact of the Trust (including the Trustees in their role as a trustee of the Trust) with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name and on behalf of the Trust (including the Trustees in their role as a trustee of the Trust) in respect of such acts; and

(b)         the Offeror is permitted to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of any Units taken up under the Sprott Offer or otherwise acquire which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror.

Section 19.2         Certificates and Payments

(1)         Concurrently with the completion of the Transfer, the Payment Units and any accrued distributions on those Units previously automatically redeemed pursuant to Section 19.1(1) shall be deposited for the benefit of Unitholders with the Merger Depositary.

(2)         Subject to Section 19.2(3), upon surrender to the Merger Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Units that were redeemed pursuant to Section 19.1(1), together with a duly completed Redemption Letter of Transmittal or Sprott Letter of Transmittal and such additional documents and instruments as the Merger Depositary may reasonably require, the holder of Units represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Merger Depositary shall deliver to such holder, the Payment Units (along with all accrued distributions on the holder’s previously automatically redeemed Units) which such holder has the right to receive pursuant to Section 19.1(1) and any certificate so surrendered shall forthwith be cancelled, provided that the Trust or the Merger Depositary shall be entitled to deduct and withhold from any such amount payable to any Person, such amounts that the Trust or the Merger Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law.

(3)         A Merger Electing Unitholder that has submitted a duly completed Sprott Offer Letter of Transmittal and such additional documents and instruments as the Merger Depositary may reasonably require, prior to the Effective Time shall be deemed to have surrendered to the Merger Depositary for cancellation a certificate for Units in accordance with Section 19.2(2).

(4)         Until surrendered as contemplated by this Section 19.2, each certificate that immediately prior to the Effective Time represented Units shall be deemed after the Effective Time to represent only the right to receive upon such surrender Payment Units (along with all accrued distributions on the holder’s previously automatically redeemed Units) as contemplated in Section 19.1(1) and this Section 19.2.

(5)         Following the Effective Time, no Unitholder shall be entitled to receive any consideration with respect to Units other than any Payment Units (along with all accrued distributions on the holder’s previously automatically redeemed Units) to which such holder is entitled to receive in accordance with Section 19.1(1) and this Section 19.2 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid distributions.

Section 19.3         Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Units that were redeemed pursuant to Section 19.1(1) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Merger Depositary will issue in exchange for such lost, stolen or destroyed certificate, Payment Units in accordance with such holder’s Redemption Letter of Transmittal or Sprott Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Payment Units are to be delivered shall as a condition precedent to the delivery of such Payment Units, give a bond satisfactory to the Trust and Merger Depositary (acting reasonably) in such sum as the Trust may direct, or otherwise indemnify the Trust, the Trustees, the Offeror and Sprott Physical Gold Trust in a manner satisfactory to the Trust, the Trustees, the Offeror and Sprott Physical Gold Trust, each acting reasonably, against any claim that may be made against the Trust, the Trustees, the Offeror and/or Sprott Physical Gold Trust with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 19.4         Paramountcy

This Article 19 shall take precedence and priority over any other provision of the Amended and Restated Declaration of Trust and the rights and obligations of the Merger Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Article 19.”.

ARTICLE 2

ADDITIONAL MATTERS

2.1                               Amendments

All capitalized terms used in this Amendment No. 1 (including the recitals) but not otherwise defined herein shall have the meanings given to them in the Amended and Restated Declaration of Trust.

2.2                               Amendments to Amended and Restated Declaration of Trust

This Amendment No. 1 is supplemental to the Amended and Restated Declaration of Trust and shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Amended and Restated Declaration of Trust and this Amendment No. 1 were contained in one instrument. The Amended and Restated Declaration of Trust is and shall remain in full force and effect, except as the Amended and Restated Declaration of Trust is amended, superseded, modified or supplemented by this Amendment No. 1.

2.3                               Governing Law

This Amendment No. 1 shall be governed by and interpreted and enforced in accordance with the laws of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario Superior Court of Justice.

2.4                               Conflicts

If a provision of this Amendment No. 1 is inconsistent or conflicts with any provision of the Amended and Restated Declaration of Trust, the relevant provision of this Amendment No. 1 shall prevail and be paramount.

2.5                               Counterparts

This Amendment No. 1 may be executed in several counterparts (including by facsimile), and all such counterparts taken together shall be deemed to constitute but one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF the Trustees and, on behalf of the Unitholders, Sprott Asset Management Gold Bid LP have executed this Amendment No. 1 to the Amended and Restated Declaration of Trust as of January 15, 2016.

TRUSTEES:

(signed) Witness		(signed) Marc Faber
Witness		Marc Faber

(signed) Witness		(signed) John Wilson
Witness		John Wilson

(signed) Witness		(signed) James R. Fox
Witness		James R. Fox

(signed) Witness		(signed) Sharon Ranson
Witness		Sharon Ranson

(signed) Witness		(signed) Rosemary Zigrossi
Witness		Rosemary Zigrossi

ON BEHALF OF UNITHOLDERS:

SPROTT ASSET MANAGEMENT GP INC., as the general partner of SPROTT ASSET MANAGEMENT LP, as the general partner of SPROTT ASSET MANAGEMENT GOLD BID LP

	By:	(signed) John Wilson
Name: John Wilson
Title: President

J.C. Stefan Spicer and any other nominees of the Administrator have been determined to have a material interest and conflict for the purposes of executing this Amendment No. 1 to the Amended and Restated Declaration of Trust and in accordance with section 9.10 of the Amended and Restated Declaration of Trust.

Signature Page — Amendment No. 1 to the Amended and Restated Declaration of Trust (Central GoldTrust)